300 North LaSalle Chicago, IL 60654
Robert Goedert, P.C.	United States
To Call Writer Directly: +1 312 862 7317 rgoedert@kirkland.com	+1 312 862 2000 www.kirkland.com	Facsimile: +1 312 862 2200

September 29, 2020

Via EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Brittany Ebbertt
Kathleen Collins
Edwin Kim
Larry Spirgel

Re:	Datto Holding Corp.
Registration Statement on Form S-1
Filed September 29, 2020
CIK No. 0001724570

Ladies and Gentlemen:

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, Datto Holding Corp. (f/k/a Merritt Topco, Inc.), a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-1 (the “Registration Statement”).

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated September 22, 2020, from the staff of the SEC (the “Staff”) relating to the draft of the Registration Statement previously submitted to the Staff on a confidential basis. The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). For your convenience, copies of the Registration Statement will be emailed to the Staff, and those copies will be marked to show changes from Amendment No. 3 to the Confidential Draft Registration Statement on Form S-1 submitted to the SEC on September 4, 2020. Where applicable, we have also referenced in the Company’s responses set forth below the appropriate page numbers of the revised prospectus contained in the Registration Statement (the “Prospectus”) that addresses the Staff’s comment. In addition to addressing comments raised by the Staff in its letter, the Company has revised the Registration Statement to update certain other disclosures. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Prospectus.

Beijing    Boston    Dallas    Hong Kong    Houston     London    Los Angeles    Munich    New York    Palo Alto    Paris    San Francisco     Shanghai    Washington, D.C.

Securities and Exchange Commission

September 29, 2020

Amendment No. 3 to Draft Registration Statement on Form S-1 Graphics, page 1

1. It is not clear from your graphics in the forepart of your registration statement whether the Last Twelve Months Net Income of $5 million represents the period from June 30, 2019 through June 30, 2020. Please also clarify that you actually generated a net loss of $31.2 million for the twelve months ended for the fiscal year ended December 31, 2019 to balance your disclosure. Further, please specify the point in time metrics that are dated as of June 30, 2020, such as your Dollar-based net retention ratio.

Response

In response to the Staff’s comment, the Company has added footnotes clarifying the applicable date or period of each financial metric. In addition, the Company has added a figure showing its net loss for the year ended December 31, 2019.

2. The chart at the forefront of your document depicting your annual recurring revenue from partner cohorts is not accompanied by sufficient explanation. For example, it is not clear what dollar amounts are being measured. Please revise to provide clearer guidance of what is being depicted.

Response

In response to the Staff’s comment, the Company has removed the above-referenced chart from the forefront of the Prospectus.

Notes to Consolidated Financial Statements Note 12. Stock-Based Employee Compensation, page F-32

3. Please provide us with an updated breakdown of all options granted through June 30, 2020 as well as any grants made subsequent to the most recent balance sheet date, and include the fair value of the underlying common stock at the date of such grants as determined by your board of directors. To the extent there were any significant fluctuations in the fair value prices from period-to-period, describe for us the factors that contributed to these fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology, underlying common stock used to value such awards as determined by your board of directors.

Securities and Exchange Commission

September 29, 2020

Response

In response to the Staff’s comment, set forth below is a breakdown of all stock-based compensation awards granted to date in 2020, which were all in the form of stock-options:

Grant date	Shares underlying stock options	Exercise price (per share)	Fair Value Used to Determine Compensation Expense
6/29/2020	1,399,227	$12.80	$17.50
7/10/2020	11,718	$12.80	$17.50

Analysis of Fair Value of Grants

The Company has historically obtained third-party valuations on a quarterly basis for use in setting the exercise price of employee stock options for tax purposes. These third-party valuations are as of the last day of a quarter, and are typically completed midway through the subsequent quarter. The Company’s practice is to rely on the most recently completed valuation in setting option exercise prices unless factors suggest that such reliance would not be reasonable. The analysis establishes the value of the Company using generally accepted valuation methodologies including discounted cash flow analysis, comparable public company analysis and comparable acquisitions analysis, applying different weights to the value suggested by each methodology.

The exercise prices of the options granted on June 29, 2020 and July 10, 2020 were based on the March 31, 2020 valuation of $12.80 per share that was completed on May 13, 2020, which was the latest valuation available to the board of directors at the time such awards were granted. At the time of these grants, the board of directors determined that reliance on the March 31, 2020 valuation was still reasonable. The June 30, 2020 valuation was completed on September 1, 2020 and showed that the value had increased to $17.50 per share. The increase in value was primarily driven by an increase in the market capitalization of the peer companies used in the comparable public company analysis and applying greater weighting to that comparable public company analysis based on the increased probability of the Company completing an initial public offering. The Company used the June 30, 2020 valuation for purposes of determining the stock-based compensation expense related to the June 29, 2020 and July 10, 2020 grants given its proximity to the grant dates.

Securities and Exchange Commission

September 29, 2020

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Securities and Exchange Commission

September 29, 2020

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-7317 or Robert M. Hayward, P.C. at (312) 862-2133.

Sincerely,

/s/ Robert Goedert, P.C.

Robert Goedert, P.C.

cc:	Tim Weller

Datto Holding Corp.